

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 9, 2008

<u>VIA U.S. MAIL</u>

Mr. Greg S. Lea
Senior Vice President and Chief Financial Officer
Enteromedics Inc.
2800 Patton Road
St. Paul, Minnesota 55113

      Re: **Enteromedics, Inc.**
              Form 10-K for the year ended December 31, 2007
              Filed March 13, 2008
              File No. 001-33818

Dear Mr. Lea:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Angela Crane
                      Accounting Branch Chief